March 20, 2019

Niu Yen-Yen
Chief Executive Officer
MU Global Holding Ltd
4/F, No. 30, Nanjing West Road
Datong District
Taipei City, 103 Taiwan, R.O.C.

       Re: MU Global Holding Ltd.
           Registration Statement on Form S-1/A
           Filed on March 15, 2019
           File no. 333-228847

Dear Ms. Yen-Yen:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 14, 2019 letter.

Form S-1/A filed on March 15, 2019, file no. 333-228847

Management's Discussion and Analysis, page 16

1. Please revise to include results of operations for the period ended October 31, 2018.
Industry Overview, page 17

2. We note your response to prior comment 5, and reissue the comment in part. Please provide us with marked copies of any materials you cite with respect to industry research for information and statistics regarding the industry in which you intend to operate, clearly cross-referencing a statement with the underlying factual support.
 Niu Yen-Yen
MU Global Holding Ltd
March 20, 2019
Page 2

        You may contact Claire DeLabar, Staff Accountant, at 202-551-3349, or Robert S.
Littlepage, Accounting Branch Chief, at 202-551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff
Attorney, at 202-551-3415, or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, with any other questions.



                                                          Sincerely,
FirstName LastNameNiu Yen-Yen
                                                          Division of
Corporation Finance
Comapany NameMU Global Holding Ltd
                                                          Office of
Telecommunications
March 20, 2019 Page 2
cc:       Jeffrey DeNunzio
FirstName LastName